July 2, 2024

Douglas Murphy-Chutorian
Chief Executive Officer
Semler Scientific, Inc.
2340-2348 Walsh Avenue, Suite 2344
Santa Clara, CA 95051

       Re: Semler Scientific, Inc.
           Registration Statement on Form S-3
           Filed June 6, 2024
           File No. 333-280013
Dear Douglas Murphy-Chutorian:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. It appears that the price of your common stock has fluctuated significantly in the last several months. Please revise your disclosure to address price volatility, potential causes of such volatility, if known, and add a separately captioned risk factor to describe the risk to investors. In addition, on the prospectus cover page, disclose the following:
           describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances;
           for comparison purposes, disclose the market price of your common stock prior to the recent price volatility in your stock; and describe any recent change in your financial condition or results of operations, such
            as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.
 July 2, 2024
Page 2

Risk Factors, page 2

2. We note the disclosure on page 7 that you intend to use the net proceeds from the sale of any securities offered under this prospectus primarily for general corporate purposes, including the acquisition of bitcoin, unless otherwise indicated in the applicable prospectus supplement. Please include a separate risk factor here to disclose that proceeds from an offering may be used to purchase additional bitcoin and describe the attendant risks, including the price of bitcoin has been, and will likely continue to be, highly volatile.
Recent Developments
Bitcoin Strategy, page 5

3. Please prominently disclose that you are not registered as an investment company under the 1940 Act and that shareholders do not have the protections associated with ownership of shares in a registered investment company or the protections afforded by the
       Commodities Exchange Act.
4. Please briefly explain the relevance of the comparisons to gold given you previously held cash in a variety of non-interest bearing bank accounts, interest bearing money markets, and treasury bills. Additionally, provide the basis for your beliefs
that bitcoin    has the
       potential to generate outsize returns    and its increasing acceptance
as    digital gold.
       Balance this discussion by disclosing that bitcoin is a highly volatile asset and quantity the range that bitcoin has traded in the last twelve months.
5. Refer to exhibit 99.1 to the Form 8-K filed June 6, 2024. We note the use of the term
          unregulated    when referring to certain bitcoin trading venues.
Please revise to qualify
       your use of this term by clarifying that these venues may be subject to regulation in a relevant jurisdiction but may not be complying.
6. Please disclose your policies governing when you exchange your cash for bitcoin and when you monetize your bitcoin. In addition, disclose whether you have policies governing the percentage of your treasury holdings that will be bitcoin.
7. To the extent you intend to hedge your bitcoin exposure, please discuss your hedging strategy. To the extent you do not intend to hedge your bitcoin exposure, revise the bitcoin volatility risk factor to describe the associated risks.
8. You state that you would become subject to additional counterparty risks if you pursue strategies to create income streams or otherwise generate funds using your bitcoin holdings. Please discuss the strategies you are contemplating, the factors you will consider in determining whether to pursue a particular strategy, and describe the associated risks.
9. Please disclose the identity of your liquidity provider and disclose the material terms of the agreement, including which party is responsible for the costs associated with transfers of bitcoin.
10. To the extent that future bitcoin purchases will be executed using a time-weighted average price over a pre-arranged time period, please revise your disclosure as follows:
           Describe the material aspects of methodology used to calculate the time-weighted average price of bitcoin.
           Disclose the pre-arranged time periods for the transfers of bitcoin and describe how
 July 2, 2024
Page 3

           the bitcoin is transferred.
             To the extent that the average price is calculated by referencing crypto asset trading platforms, identify the trading platforms, where each trading platform is located and how it is licensed or regulated, and the criteria and process for selecting particular trading platforms.
11. You state that your bitcoins are held in cold storage with a third-party provider. Please identify the third-party custodian and file the custody agreement as an exhibit to the registration statement. Also disclose and discuss the material aspects of the bitcoin custody agreement, including the following:
           Describe how the custodian stores the private keys, including whether they will be commingled with assets of other customers and the geographic area where they will be stored.
           Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoin.
           Disclose whether the custodian carries insurance for any losses of the bitcoin it custodies for you. If so, quantify the amount of and character of the insurance,
           disclose whether the insurance is shared among the custodian   s
customers, and
           describe any limitations on the custodian   s liability.
           Identify and describe the regulatory regimes applicable to the custodian and additional custodians you engage in the future.
           Discuss your plans to engage additional custodians, including how you will select a particular custodian and any policies for allocating your bitcoin holdings.
12.    You state that    no assurance can be provided that our custodially-held
bitcoin will not
       become part of the custodian   s insolvency estate if one or more of our
custodians enters
       bankruptcy, receivership or similar insolvency proceedings.    Please
add a separate risk
       factor describing the specific risks and illustrate with recent examples where such an event has occurred.
13. Please disclose your policies related to forks and airdrops. Also describe the risks associated with forks and airdrops in a separate risk factor and illustrate these risks by providing an example, with quantification, of the impact that hard forks have had on crypto assets.
14. Please describe anti-money laundering (AML), know-your-customer (KML) and other procedures conducted by you and the liquidity provider to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations. Also add risk factor disclosure describing the risks of that these due diligence procedures may fail to prevent transactions with a sanctioned entity and the impact if such a transaction occurs.
15. Please include a specific cross-reference here to your Bitcoin Strategy Related
       Supplemental Disclosures document, filed as Exhibit 99.1 to your June 6, 2024 Form 8-K.
       Where you describe your new bitcoin strategy, please make appropriate changes.
Risk Factors, page 5

16. Please describe any material risks to your business from the possibility of regulatory
 July 2, 2024
Page 4

       developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations. Your discussion should include an analysis of the applicability of the Investment Company Act of 1940. We note some of your disclosures in Exhibit 99.1 to the Form 8-K filed June 6, 2024.
17. Please describe any material financing, liquidity, or other risks you face related to the impact that a crypto asset market disruption may have, directly or indirectly, on the value of the crypto assets you may elect to use as collateral. We note some of your disclosures in Exhibit 99.1 to the Form 8-K filed June 6, 2024.

Exhibits Index, page II-1

18. The Bitcoin Strategy Related Supplemental Disclosures document appears directly related to the offering and the disclosures in your registration statement. Please include as an exhibit to your registration statement your Bitcoin Strategy Related Supplemental
       Disclosures document.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Marianne Sarrazin, Esq.